SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549
                             SCHEDULE 13D
                            (Rule 13d-101)

                          (Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                      Thistle Group Holdings, Co.
                          (Name of Issuer)
                    Common Stock, $.10 par value
                   (Title of Class of Securities)
                              88431E103
                            (CUSIP Number)
                         Mr. Seymour Holtzman
                        c/o Jewelcor Companies
                       100 N. Wilkes-Barre Blvd.
                    Wilkes-Barre, Pennsylvania 18702
                          (570) 822-6277
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            May 14, 2002
               (Date of Event Which Requires Filing
                        of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ?.





SCHEDULE 13D
CUSIP No. 53631T102000

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Management, Inc.						23-2331228
 _____________________________________________________________________________
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	1
 (b)	?
______________________________________________________________________________
3)	SEC USE ONLY
________________________________________________________________________
4)	SOURCE OF FUNDS		OO
______________________________________________________________________________
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)							?
______________________________________________________________________________
6)	CITIZENSHIP OR PLACE OF ORGANIZATION
			Nevada
___________________________________________________________________________
7)	SOLE VOTING POWER
NUMBER OF				330,826
SHARES		____________________________________________________________
BENEFICIALLY		8)	SHARED VOTING POWER
OWNED BY					none
EACH			____________________________________________________________
REPORTING		9)	SOLE DISPOSITIVE POWER
PERSON					330,826
WITH			____________________________________________________________
10)	SHARED DISPOSITIVE POWER
none
______________________________________________________________________________
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
330,826
______________________________________________________________________________
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES								?
__________________________________________________________________________
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%
__________________________________________________________________________
14)	TYPE OF REPORTING PERSON
CO
__________________________________________________________________________




SCHEDULE 13D
CUSIP No. 53631T102000

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Equity Partners, L.P.				13-4088890
 _____________________________________________________________________________
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	1
 (b)	?
______________________________________________________________________________
3)	SEC USE ONLY
________________________________________________________________________
4)	SOURCE OF FUNDS		WC
______________________________________________________________________________
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)							?
______________________________________________________________________________
6)	CITIZENSHIP OR PLACE OF ORGANIZATION
			Delaware
___________________________________________________________________________
7)	SOLE VOTING POWER
NUMBER OF				36,850
SHARES		____________________________________________________________
BENEFICIALLY		8)	SHARED VOTING POWER
OWNED BY					none
EACH			____________________________________________________________
REPORTING		9)	SOLE DISPOSITIVE POWER
PERSON					36,850
WITH			____________________________________________________________
10)	SHARED DISPOSITIVE POWER
none
______________________________________________________________________________
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
36,850
______________________________________________________________________________
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES								?
__________________________________________________________________________
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%
__________________________________________________________________________
14)	TYPE OF REPORTING PERSON
PN
_________________________________________________________________________




SCHEDULE 13D
CUSIP No. 53631T102000

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
musicmaker.com, Inc.							54-1811721
 _____________________________________________________________________________
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	1
 (b)	?
______________________________________________________________________________
3)	SEC USE ONLY
_________________________________________________________________________
4)	SOURCE OF FUNDS		WC
______________________________________________________________________________
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)							?
______________________________________________________________________________
6)	CITIZENSHIP OR PLACE OF ORGANIZATION
			Delaware
___________________________________________________________________________
7)	SOLE VOTING POWER
NUMBER OF				25,200
SHARES		____________________________________________________________
BENEFICIALLY		8)	SHARED VOTING POWER
OWNED BY					none
EACH			____________________________________________________________
REPORTING		9)	SOLE DISPOSITIVE POWER
PERSON					25,200
WITH			____________________________________________________________
10)	SHARED DISPOSITIVE POWER
none
______________________________________________________________________________
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
25,200
______________________________________________________________________________
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES								?
__________________________________________________________________________
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1.0%
__________________________________________________________________________
14)	TYPE OF REPORTING PERSON
CO






	Introduction.	This Amendment No. 9 amends and supplements
The Schedule 13D, dated February 27, 2002, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by Jewelcor Management, Inc. ("JMI"), Barington Companies Equity Partners, L.P. ("Barington") and musicmaker.com, Inc. ("musicmaker"), with respect to the common stock, $.10 par value (the "Common Stock"), of Thistle Group Holdings, Co., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128.

            Item 3 of the Schedule 13D, "Source and Amount of Funds Or Other Consideration," is amended by adding the following:

	On April 19, 2002, Barington purchased 500 shares of Common Stock at a total cost (including fees) of $6,007.50. On April 24, 2002, Barington purchased 15,000 shares of Common Stock at a total cost (including fees) of $177,607.50. On May 10, 2002, Barington purchased 3,500 shares of Common Stock at a total cost (including fees) of $45,05.00.


	 On April 25, 2002, musicmaker.com, Inc. purchased 8,200
Shares of Common Stock at a total cost (including fees) of $97,858.10. On May 10, 2002, musicmaker.com, Inc. purchased 3,500 shares of Common Stock at a total cost (including fees) of $45,05.00.


      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

On May 13, 2002, Seymour Holtzman, Chairman of Jewelcor Management, Inc. ("JMI"), sent a letter to John McGill, Chairman of Thistle Group Holdings, Co. regarding the Company's press release dated May 10, 2002.


	Item 5. "Interest in Securities of the Issuer" is amended by Adding the following:

As of the date hereof, 2002, JMI beneficially owns an aggregate of 330,826 of Common Stock. Based upon the Company's Form 10-Q filed on May 7, 2002 which indicates that there are 6,496,655 shares of Common Stock outstanding, JMI beneficially owns approximately
5.09% of said outstanding shares.

As of the date hereof, Barington Company Equities Partners, L.P.
beneficially owns an aggregate of 36,850 shares of Common Stock, representing less than 1% of the outstanding shares of Common
Stock.

As of the date hereof, musicmaker.com, Inc. beneficially owns an aggregate of 25,200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

As of the date hereof, the Reporting Persons own an aggregate of 392,876 shares of Common Stock which, based on there being 6,496,655 shares of Common Stock outstanding, represents approximately 6.04% of said outstanding shares.


	Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

17. Letter sent to John McGill regarding the Company's press release dated May 10, 2002.


                     SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	May 14, 2002
JEWELCOR MANAGEMENT, INC.

By
Name:	Seymour Holtzman
Title: Chairman and Chief Executive Officer


BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its
general partner
By
 Name:	James A. Mitarotonda
 Title:	President and Chief Executive Officer


MUSICMAKER.COM, INC.
By
 Name:	James A. Mitarotonda
 Title:	President and Chief Executive Officer